UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14 F-1 THEREUNDER

IVAX Diagnostics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14798	11-3500746
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2140 North Miami Avenue, Miami, Florida	33127
(Address of principal executive offices)	(Zip Code)

(305) 324-2300

(Registrant’s telephone number, including area code)

IVAX Diagnostics, Inc.
2140 North Miami Avenue
Miami, Florida 33127

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

INTRODUCTION

IVAX Diagnostics, Inc. (the “Company”) is furnishing this Information Statement to its stockholders to notify them of a contemplated change in a majority of the Company’s Board of Directors (the “Board”) in connection with the recent purchase (the “Share Acquisition”) by ERBA Diagnostics Mannheim GmbH (“ERBA”) of all of the approximately 72.4% of the outstanding shares of the Company’s Common Stock held by Patrice R. Debregeas, Paul F. Kennedy, Debregeas & Associes Pharma SAS, a company wholly-owned by Mr. Debregeas and members of his family, and Umbria LLC, a company wholly-owned by Mr. Kennedy (collectively, the “Debregeas-Kennedy Group”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

The Company is not soliciting your proxy. No vote or other action by the
Company’s stockholders is required in response to this Information Statement.

This Information Statement is first being mailed on September 20, 2010 to the Company’s stockholders of record at the close of business on September 10, 2010. 27,649,887 shares of the Company’s Common Stock were issued and outstanding at the close of business on September 10, 2010. On matters submitted to a vote of the Company’s stockholders, holders of the Company’s Common Stock are entitled to one vote per share. You are not required to vote, and you are not being requested to vote, on the matters described in this Information Statement.

CHANGE IN CONTROL

On September 1, 2010, ERBA and the Debregeas-Kennedy Group consummated the Share Acquisition pursuant to which ERBA purchased all of the approximately 72.4% of the outstanding shares of the Company’s Common Stock owned by the Debregeas-Kennedy Group for $0.75 per share, or an aggregate purchase price of $15,019,735. ERBA used cash on hand to fund the purchase price. As a result of the Share Acquisition, ERBA, which previously indirectly beneficially owned 8,400 shares of the Company’s Common Stock, now directly or indirectly beneficially owns 20,034,713 shares of the Company’s Common Stock, or approximately 72.5% of the outstanding shares of the Company’s Common Stock, and, accordingly, has the voting power to control the election of the Company’s directors and any other matter requiring the affirmative vote or consent of the Company’s stockholders.

CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

Effective upon consummation of the Share Acquisition, Patrice R. Debregeas, Paul F. Kennedy and Lawrence G. Meyer, three of the six members of the Board, resigned from their positions on the Board.

On September 1, 2010, following the consummation of the Share Acquisition, Jerry C. Benjamin, John B. Harley, M.D., Ph.D. and Laurent Le Portz Laurent, the remaining three members of the Board, convened a special meeting of the Board. After reviewing the background, qualifications and experience of Suresh Vazirani, Kishore “Kris” Dudani and Philippe Gadal, Ph.D., three director candidates proposed by ERBA, Messrs. Benjamin and Le Portz and Dr. Harley appointed Messrs. Vazirani and Dudani and Dr. Gadal to the Board, effective immediately, to fill the vacancies on the Board created by the resignations of Messrs. Debregeas, Kennedy and Meyer. Mr. Vazirani was named the executive Chairman of the Board and appointed to the Compensation Committee. Mr. Gadal was appointed to the Audit Committee and the Compensation Committee.

On September 1, 2010, Messrs. Benjamin and Le Portz provided written notice to the Company of their intention to resign from the Board, effective on the tenth day after this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders. Accordingly, the resignations of Messrs. Benjamin and Le Portz will become effective on September 30, 2010 (the “Resignation and Appointment Date”).

On September 15, 2010, a special meeting of the Board was convened at which the background, qualifications and experience of David M. Templeton, a fourth director candidate proposed by ERBA, were reviewed and discussed. Based on this review and discussion, the Board appointed Mr. Templeton to the Board, effective on the Resignation and Appointment Date, to fill the vacancy on the Board created by Mr. Benjamin’s resignation. Mr. Templeton was also appointed to the Audit Committee, effective on the Resignation and Appointment Date. The Board does not currently expect to fill the vacancy created by Mr. Le Portz’ resignation.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names and ages of the Company’s executive officers as of September 10, 2010, and current and incoming directors.

Name	Age	Position
Kevin D. Clark	47	President, Chief Executive Officer and Chief Operating Officer
Arthur R. Levine	52	Chief Financial Officer and Vice President — Finance
Steven E. Lufkin	47	General Manager
Suresh Vazirani	61	Executive Chairman and Director
Kishore “Kris” Dudani	56	Director
Philippe Gadal, Ph.D.	54	Director
John B. Harley, M.D., Ph.D.	61	Director
David M. Templeton(1)	57	Director
Jerry C. Benjamin(2)	69	Director
Laurent Le Portz(2)	44	Director

(1)	On September 15, 2010, Mr. Templeton was appointed to the Board, effective on the Resignation and Appointment Date.
(2)	On September 1, 2010, Messrs. Benjamin and Le Portz delivered written notice to the Company of their intention to resign from the Board, effective on the Resignation and Appointment Date.

The following list contains certain additional information with respect to each of the Company’s executive officers as of September 10, 2010, and current and incoming directors, including his principal occupation or employment for at least the previous five years and, with respect to the Company’s current and incoming directors, his specific experience, qualifications, attributes and/or skills which, in the opinion of the Board, qualifies him to serve as a director and are likely to enhance the Board’s ability to manage and direct the Company’s business and affairs. All officers serve until they resign or are replaced or removed at the pleasure of the Board.

Kevin D. Clark was named President and Chief Executive Officer of the Company on September 3, 2010. He has served as Chief Operating Officer of the Company since September 2007 and as Chief Operating Officer of ImmunoVision, Inc., the Company’s wholly-owned subsidiary headquartered in Arkansas (“ImmunoVision”), since 1987. Mr. Clark served as acting Chief Executive Officer of the Company from January 2008 to September 2008. He also served as President of ImmunoVision from 1987 through 1995. Mr. Clark was a founding member of the Arkansas Biotech Association and, from 1995 through 2004, served as its Executive Vice President, and in 2002, served as its President. Since 2003, Mr. Clark has served as a member of the Executive Committee of the University of Arkansas Technology Development Foundation, a non-profit foundation for the commercialization of technology developed at the University of Arkansas in Fayetteville. From 2000 to 2003, Mr. Clark was a member of the Advisory Board of Arkansas BioVentures, a state and federally funded incubator program for biotechnology.

Arthur R. Levine was appointed Vice President — Finance of the Company in April 2010 and Chief Financial Officer of the Company in August 2010. Prior to joining the Company, Mr. Levine was employed by Airspan Networks Inc., a publicly-traded vendor of wireless products and solutions, where he served as Vice President — Finance and Controller from January 2006 through September 2009 after previously serving as Director of Finance beginning in October 2005. From 2003 through 2005, Mr. Levine served as Director of Finance of DentaQuest Ventures, Inc., a privately-held third party administrator and insurer of dental benefits. From 1995 through 2003, Mr. Levine was employed by Scitex Corporation Ltd., a publicly-traded manufacturer of digital printing equipment, where he served in a number of financial roles, including Vice President and Corporate Controller. Mr. Levine worked at Ernst & Young LLP from 1984 through 1995. He received a B.S. from the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Steven E. Lufkin was appointed General Manager of the Company in January 2010. Prior to joining the Company, Mr. Lufkin served as Chief Executive Officer of DxTech, LLC, a multi-national early stage medical diagnostics company, which Mr. Lufkin founded in 2005. During his time with DxTech, Mr. Lufkin was responsible for all aspects of DxTech’s business, related joint ventures, organizational development, technology partnerships and original fund raising, and he transitioned the company from its original investors to ownership by a $2 billion hedge fund. Among his other accomplishments at DxTech, was the establishment of global joint ventures and partnerships that resulted in technology acquisitions, research partnerships and new commercial channels. From 2000 to 2005, Mr. Lufkin served as President of MRI Ventures, a wholly owned subsidiary of Midwest Research Institute, where he directed technology and strategic business development efforts, focused on the development and execution of growth strategies, and significantly increased research operations. He began his career at Aventis Pharmaceuticals and its predecessor companies in several capacities, including product manager, manager of business information, sales management and field sales representative. During December 2009, DxTech filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code. DxTech made such filing with the consent of DxTech Holdings, the controlling member of DxTech and a wholly-owned subsidiary of an affiliate of the Laurus family of funds, and in alignment with the wrap-up on the applicable Laurus fund.

Suresh Vazirani was appointed to the Board and named executive Chairman of the Board on September 1, 2010. Mr. Vazirani has served as the Chief Executive Officer of ERBA, an in vitro diagnostics company headquartered in Germany, since 2002 and the Chairman and Managing Director of Transasia Bio-Medicals Ltd., a diversified research and development-based, export-oriented in vitro diagnostics company headquartered in India and the parent company of ERBA (“Transasia”), since 1985. As described above, ERBA beneficially owns, directly or indirectly, approximately 72.5% of the outstanding shares of the Company’s Common Stock. With over 25 years of experience in leading companies belonging to the in vitro diagnostics industry, the Board believes that Mr. Vazirani brings strategic insight and leadership and a wealth of knowledge regarding the diagnostics industry to the Board. The Board also believes that Mr. Vazirani’s experience in, and knowledge of, the international in vitro diagnostics market contributes greatly to the Board’s composition and provides a valuable resource to the Company. Mr. Vazirani is the first cousin of Kishore “Kris” Dudani.

Kishore “Kris” Dudani was appointed to the Board on September 1, 2010. Since 2004, Mr. Dudani has served as the Marketing and Business Development Representative — South, Central and Latin America, of ERBA. The Board believes that Mr. Dudani’s background in the in vitro diagnostics industry allows him to contribute valuable insight to the Board and that his insights and experience in the field of international marketing of in vitro diagnostic products will be valuable in helping to guide the Company in the years ahead. Mr. Dudani is the first cousin of Suresh Vazirani.

Dr. Philippe Gadal was appointed to the Board on September 1, 2010. Since 2009, Dr. Gadal has served as the Chief Executive Officer of AES Chemunex Inc., a manufacturer and developer of tests, equipment and reagents for microbiological laboratories. From 2003 through 2008, he served as the Chief Executive Officer of Trinity Biotech USA, the United States subsidiary of Trinity Biotech PLC, an international diagnostics company which specializes in the development, manufacture and marketing of diagnostic test kits. Prior to joining Trinity Biotech, Dr. Gadal served in a variety of positions for companies involved in the in vitro diagnostics industry, including: General Manager of Diagnostica Stago Inc., a private medical devices company, from 1995 through 2003; Director of Hematology for Roche Diagnostics, a subsidiary of Hoffmann-La Roche Ltd., a leading company in the field of pharmaceutical and diagnostics, from 1993 through 1995; Director of the Hematology Business Unit for ABX France, a subsidiary of Hoffman-La Roche, from 1991 through 1992; President of ABX USA, a medical devices company which specializes in hematology, from 1998 through 1990; and Sales Representative for — and subsequently National Sales Manager of — Technicon, an international medical devices company, from 1984 through 1988. He received a Doctorate of Pharmacy (Pharm D) from Paul Sabatier University in France. The Board believes that Dr. Gadal’s vast experience as an executive officer of companies within the life sciences industry and his international background provides him with the ability to contribute valuable insight to the Board with respect to the Company’s business and technologies.

Dr. John B. Harley has served as a director of the Company since the Company’s merger with the pre-merger IVAX Diagnostics in 2001. Since June 2010, he has served as Director, Rheumatology Division, and Director, Center for Autoimmune Genomics and Etiology (CAGE), for Cincinnati Children’s Hospital Medical Center, Cincinnati, Ohio. He previously held various positions at the University of Oklahoma Health Sciences Center beginning in 1982. In the Department of Medicine, his positions included Chief of Rheumatology, Allergy and Immunology Section (1999 to 2010), James R. McEldowney Chair in Immunology and Professor of Medicine (1992 to 2007), Vice Chair for Research (2000 to 2004), George Lynn Cross Research Professor (1999 to 2010), Associate Professor (1986 to 1992) and Assistant Professor (1982 to 1986). During that period, Dr. Harley also held Adjunct Professorships in Pathology and Microbiology at the University of Oklahoma Health Sciences Center. Since 1982, Dr. Harley was also associated with the Oklahoma Medical Research Foundation’s Arthritis and Immunology Program as Program Head (1999 to 2010), Member (1998 to 2010), Associate Member (1989 to 1998), Affiliated Associate Member (1986 to 1989) and Affiliated Assistant Member (1982 to 1986). Dr. Harley also served as a Staff Physician (1982, 1984 to 1987 and 1992 to 2010) and a Clinical Investigator (1987 to 1992), Immunology Section, Medical Service at the Veterans Affairs Medical Center, Oklahoma City, Oklahoma, and since June 2010, at the Veterans Affairs Medical Center, Cincinnati, Ohio. In 1981 and 1982, Dr. Harley was a Postdoctoral Fellow in Rheumatology with the Arthritis Branch of the National Institute of Arthritis, Diabetes and Digestive and Kidney Diseases, National Institute of Health, Bethesda, Maryland. He was also a Clinical Associate at the Laboratory of Immunoregulation, National Institute of Allergy and Infectious Diseases, National Institutes of Health, Bethesda, Maryland from 1979 to 1982. Dr. Harley is a member of the board of directors of JK Autoimmunity, Inc., a corporation of which Dr. Harley is the controlling shareholder (“JK Autoimmunity”), as well as the Secretary and Treasurer and a member of the boards of directors of Dynamic Ventures, Inc. and VRB Associates, Inc. As the longest tenured member of the Board, Dr. Harley brings an unparalleled depth of experience in the medical diagnostics sector combined with an intimate knowledge of the Company’s operational, financial and strategic development. In addition, the Board of Directors believes that Dr. Harley’s strong academic background and medical research history, particularly within the medical diagnostics field, further contributes to the strategic composition of the Board.

David M. Templeton was appointed to the Board on September 15, 2010, with his service on the Board to become effective on the Resignation and Appointment Date. Mr. Templeton has served as the President and Chief Operating Officer of Global Vetnostics Incorporated, a veterinary reference laboratory, since 2006 and the Chief Operating Officer of Catachem Inc., a manufacturer of human and veterinary clinical chemistry reagents, since July 2010. Mr. Templeton has also served as a business development consultant for Advy Chemical, a manufacturer of raw materials for use in the in vitro diagnostics industry, since 2005. Prior to that time, Mr. Templeton co-founded, and from 1983 until 2003 served as the Chief Executive Officer of, Diagnostic Chemicals Limited USA, a developer and manufacturer of diagnostic reagents, test kits and point of care diagnostic devices which was eventually acquired by Genzyme Corporation, the company with which Mr. Templeton began his career. The Board believes that Mr. Templeton’s appointment to the Board would further strengthen its composition and that Mr. Templeton will provide constructive insight to the Board as a result of his extensive background in the life sciences and diagnostics industries.

Jerry C. Benjamin has served as a director of the Company since October 2008. From 1985 to 2008, Mr. Benjamin was a General Partner of Advent Venture Partners, a venture capital management firm located in London which focuses on venture and growth investment in the life sciences and technology industries. Since 2008, Mr. Benjamin has been serving as Senior Advisor to Advent Venture Partners. Mr. Benjamin serves on the boards of directors of Orthofix International N.V., a multinational corporation principally involved in the design, development, manufacture, marketing and distribution of medical devices, principally for the orthopedic products market, and Micromet, Inc., a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Mr. Benjamin has served on the boards of directors of over 35 public and private companies within the life sciences industry. The Board believes that Mr. Benjamin has contributed key insights as a result of his vast experience as a director of companies within the life sciences industry and that, as an established officer of a venture capital management firm focused on the life sciences and technology industries, Mr. Benjamin has also contributed strategic insight to the Board with respect to the Company’s business as well as emerging technologies and business models.

On September 1, 2010, Mr. Benjamin delivered written notice to the Company of his intention to resign from the Board, effective on the Resignation and Appointment Date.

Laurent Le Portz has served as a director of the Company since September 2008. Since November 2009, Mr. Le Portz has been a Partner of Alma Partners, a company specializing in equity investments in distressed companies for turnaround situations. Since November 2008, Mr. Le Portz has been a Partner of ArMen Capital Management, an investment management company focused on investments in public and private securities and advising companies on financing and structuring issues. From 2007 through October 2008, Mr. Le Portz served as a Director of Fin’active, an investment management company focused on making controlling investments in diverse industries with an aim towards balance sheet rejuvenation, operational restricting and strategic refocus. Prior to that time, Mr. Le Portz served as Chief Executive Officer of Ethypharm North America, the North American operating subsidiary of Ethypharm SA, as well as Chief Financial Officer of Mojave Therapeutics, a biotechnology company which specialized in the development of off-the-shelf products for the treatment of cancer and viral diseases. Mr. Le Portz received an M.B.A. from Harvard Business School and an M.S. in Mathematics from Ecole Polytechnique in France. With vast experience in investment management on a global basis and an established track record of success, the Board believes that Mr. Le Portz has added valuable expertise and insight to the Board. On September 1, 2010, Mr. Le Portz delivered written notice to the Company of his intention to resign from the Board, effective on the Resignation and Appointment Date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Controlling Stockholder. As described above, on September 1, 2010, ERBA purchased from the Debregeas-Kennedy Group all of the approximately 72.4% of the outstanding shares of the Company’s Common Stock owned by the Debregeas-Kennedy Group for $0.75 per share, or an aggregate purchase price of $15,019,735. As a result of the Share Acquisition, ERBA, which previously indirectly beneficially owned 8,400 shares of the Company’s Common Stock, now directly or indirectly beneficially owns 20,034,713 shares of the Company’s Common Stock, or approximately 72.5% of the outstanding shares of the Company’s Common Stock, and, accordingly, has the voting power to control the election of the Company’s directors and any other matter requiring the affirmative vote or consent of the Company’s stockholders.

Certain Relationships and Related Transactions.  In connection with the Company’s merger with the pre-merger IVAX Diagnostics in 2001, the Company entered into a shared services agreement with IVAX Corporation, the Company’s controlling stockholder at that time (“IVAX”), pursuant to which IVAX would continue to provide administrative and management services previously provided by IVAX to the pre-merger IVAX Diagnostics prior to the merger at IVAX’ cost plus 15% for a period of three months. These services included: payroll, including printing paychecks and making associated tax filings; treasury, including cash management services such as disbursements, receipts, banking and investing; insurance, including procuring and administering policies; human resources, including administering employee benefits and plans; financial reporting, including public reports; income taxes; and information systems, including network and website hosting, phone and data systems, software licenses and information systems support. The Company no longer receives administrative and management services from IVAX.

In connection with the Company’s merger with the pre-merger IVAX Diagnostics in 2001, the Company entered into a use of name license agreement with IVAX that grants the Company a non-exclusive, royalty free license to use the name “IVAX.” IVAX may terminate the license upon 90 days’ written notice. Upon termination of the license agreement, the Company must take all steps reasonably necessary to change its name as soon as practicable. If IVAX abandons its use of the name, IVAX must transfer all rights to the name to the Company. The termination of this license agreement by IVAX could have a material adverse affect on the Company and its ability to market its products.

CORPORATE GOVERNANCE

Board of Directors.  The Board of Directors met ten times during the 2009 fiscal year. Each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and committees on which he served during the 2009 fiscal year. Three of the six members of the Board of Directors attended the Company’s 2009 annual meeting of stockholders, although the Company has no formal policy requiring them to do so.

Under the applicable rules of the NYSE Amex, the Company is considered a “controlled company” as a result of ERBA’s ownership, directly or indirectly, of approximately 72.5% of the issued and outstanding shares of the Company’s Common Stock. Prior to the consummation of the Share Acquisition, the Company was considered a “controlled company” as a result of the Debregeas-Kennedy Group’s ownership, directly or indirectly, of approximately 72.4% of the issued and outstanding shares of the Company’s Common Stock. As a “controlled company,” the Company is not subject to certain corporate governance requirements of the NYSE AMEX, including the requirements to (i) maintain a majority of “independent” directors on the Board, (ii) have a Nominating Committee or (iii) have a Compensation Committee comprised solely of “independent” directors.

During March 2010, the Board determined that Messrs. Benjamin, Le Portz and Meyer and Dr. Harley were “independent,” as such term is defined in the applicable rules of the NYSE Amex relating to the independence of directors (the “NYSE Amex independence rules”). In determining that Dr. Harley was independent, the Board considered the oral consulting agreement between Dr. Harley and ImmunoVision, pursuant to which Dr. Harley was paid $2,000 per month through July 2009, and is being paid $5,000 per month thereafter, to provide ImmunoVision with technical guidance and business assistance on an as-needed basis (in addition to the amounts he receives for his service as a member of the Board and Compensation Committee). The Board also considered the license agreement between the Company and JK Autoimmunity, pursuant to which JK Autoimmunity has granted an exclusive worldwide license to the Company for certain patents, rights and technology relating to monoclonal antibodies against autoimmune RNA proteins developed by Dr. Harley in exchange for specified royalty payments, including an annual minimum royalty of $10,000 for each licensed product utilized by the Company. During 2009, the Company paid JK Autoimmunity an aggregate of $10,000 under such license. In determining that Mr. Meyer was independent, the Board considered the fact that Mr. Meyer provided certain legal services to the Company on an as-needed basis and, during 2009, received an aggregate of $119,000 in consideration for his provision of such legal services. The Board also considered the fact that Mr. Meyer agreed that he would continue to earn $119,000 annually from the Company for his provision of legal or other services to the Company (in addition to the amounts he receives for his service as a member of the Board and Compensation Committee). This arrangement between the Company and Mr. Meyer was terminated in connection with Mr. Meyer’s resignation from the Board on September 1, 2010.

During September 2010, the Board determined that Dr. Gadal and Mr. Templeton were “independent” under the NYSE Amex independence rules. As a result, upon the effectiveness of Messrs. Benjamin’s and Le Portz’ resignations and Mr. Templeton’s appointment, in each case on the Resignation and Appointment Date, three of the five members of the Board — Drs. Harley and Gadal and Mr. Templeton — will be “independent” under the NYSE Amex independence rules.

Committees of the Board.  The Board has established an Audit Committee and a Compensation Committee.

Audit Committee.  Throughout the 2009 fiscal year and from the beginning of the 2010 fiscal year through September 1, 2010, the Audit Committee consisted of Mr. Le Portz, Chairman, and Mr. Benjamin. In addition, Mr. Meyer served as a member of the Audit Committee until June 15, 2009, at which time he agreed to provide legal services to the Company on an annual fee basis, as described above, and was therefore precluded from serving on the Audit Committee pursuant to applicable rules and regulations of the SEC and the NYSE Amex relating to the independence of directors serving on audit committees. On September 1, 2010, Dr. Gadal was appointed to the Audit Committee. On September 15, 2010, Mr. Templeton was appointed to the Board and the Audit Committee, effective on the Resignation and Appointment Date. As described above, Messrs. Le Portz and Benjamin have provided written notice to the Company of their intention to resign from the Board and its committees, including the Audit Committee, effective on the

Resignation and Appointment Date. Accordingly, beginning on the Resignation and Appointment Date, the Audit Committee will consist of Dr. Gadal and Mr. Templeton. It is expected that Dr. Gadal will be named the Chairman of the Audit Committee. As a “smaller reporting company,” as such term is defined in Regulation 12b-2 promulgated under the Exchange Act, and in accordance with applicable rules and regulations of the NYSE Amex, the Company is permitted to have an audit committee consisting of just two members.

The Audit Committee met five times during the 2009 fiscal year. The primary responsibility of the Audit Committee is to oversee the Company’s financial reporting process on behalf of the Board and the stockholders and to report the results of its activities to the Board. The Audit Committee engages the independent auditors, approves all audit services and permitted non-audit services to be provided by the independent auditor, considers the fee arrangement and scope of the audit, reviews the financial statements and the independent auditors’ report and reviews internal accounting procedures and controls with the Company’s financial and accounting staff. The Board has determined that Dr. Gadal and Messrs. Templeton, Le Portz and Benjamin are “independent,” as such term is defined in the applicable rules and regulations of the SEC and the NYSE Amex relating to directors serving on audit committees. The Board of Directors also determined that each of Dr. Gadal and Messrs. Templeton, Le Portz and Benjamin has the attributes, education and experience of an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee operates under a written charter adopted and approved by the Board. The Audit Committee charter is posted in the “Investor Relations” section of the Company’s Internet web site at www.ivaxdiagnostics.com.

Compensation Committee.  Throughout the 2009 fiscal year and from the beginning of the 2010 fiscal year through September 1, 2010, the Compensation Committee consisted of Mr. Le Portz, Chairman, Dr. Harley and Lawrence G. Meyer. On September 1, 2010, Mr. Meyer resigned from the Board and the Compensation Committee, and Mr. Vazirani and Dr. Gadal were appointed to the Board and the Compensation Committee. On September 14, 2010, Dr. Harley resigned from the Compensation Committee, but he will remain as a member of the Board. As described above, Mr. Le Portz has provided written notice to the Company of his intention to resign from the Board and its committees, including the Compensation Committee, effective on the Resignation and Appointment Date. Accordingly, beginning on the Resignation and Appointment Date, the Compensation Committee will consist of Messrs. Vazirani and Templeton and Dr. Gadal. It is expected that Mr. Vazirani will be named the Chairman of the Compensation Committee.

The Compensation Committee met four times during the 2009 fiscal year. The Compensation Committee establishes and implements compensation policies and programs for executives of the Company, including the Named Executive Officers (as defined in the introductory paragraph to the “Summary Compensation Table” below) and recommends the compensation arrangements for executive management and directors. It also serves as the Stock Option Committee for the purpose of making grants of options under the Company’s stock option plans. As permitted by the rules of the NYSE Amex, the Compensation Committee does not operate under a written charter.

Director Nominations.  As a “controlled company,” the Board is not required to, and does not, have a nominating committee. The Board believes that it is appropriate for the Company to not have a nominating committee as a result of ERBA’s, and previously the Debregeas-Kennedy Group’s, controlling position with respect to the Company’s Common Stock and related ability to control the election of the Company’s directors. The Board performs the function of identifying and evaluating director nominees for the Company. The Board does not consider director nominees recommended by stockholders of the Company, other than those recommended by stockholders who also serve on the Board. While the Board has not established specific, minimum qualifications, qualities or skills that a director nominee is required to have and the Board does not have a formal diversity policy and does not follow any ratio or formula with respect to diversity in order to determine the appropriate composition of the Board, the Board generally considers: (i) the size of the Board best suited to fulfill its responsibilities; (ii) the overall composition of the membership of the Board to ensure that the Board has the requisite expertise and consists of persons with sufficiently diverse backgrounds; and (iii) the reputation, independence, integrity, education, and business, strategic and financial skills of director nominees.

Leadership Structure.  During a majority of the 2009 fiscal year and from the beginning of the 2010 fiscal year through September 1, 2010, Mr. Debregeas served as the Chairman of the Board, while Charles R. Struby, Ph.D. served as the Company’s President and Chief Executive Officer. As described above, on September 1, 2010, Mr. Debregeas resigned from the Board, and Mr. Vazirani was appointed to the Board and named executive Chairman of the Board. In addition, effective September 3, 2010, Dr. Struby resigned as President and Chief Executive Officer of the Company, and Mr. Clark was appointed as Dr. Struby’s successor.

The Board believes that the advisability of having a separate or combined Chairman and Chief Executive Officer is dependent upon the strengths of the individuals that hold these positions and the most effective means of leveraging these strengths. Accordingly, while in the past the Company has combined the Chairman and Chief Executive Officer positions, the Board has determined, given the composition of the Board, the effective interaction between the Chairman of the Board and the Company’s President and Chief Executive Officer, and the current adverse economic environment and the challenges faced by the Company, that separating the Chairman and Chief Executive Officer positions provides the Company with the right foundation to pursue its strategic and operational objectives, while maintaining effective oversight and objective evaluation of the Company’s performance.

Risk Oversight.  The Board is responsible for overseeing management and the business and affairs of the Company, which includes the oversight of risk. In exercising its oversight, the Board has allocated some areas of focus to its committees and has retained other areas of focus for itself. Pursuant to its charter, the Audit Committee is responsible for reviewing the adequacy and appropriateness of the Company’s policies with respect to risk assessment and risk management, including the Company’s major financial and accounting risk exposures and the steps management has undertaken to control them. The Compensation Committee oversees compliance with the Company’s executive compensation plans and related laws and policies. Finally, the Board as a whole has oversight responsibility for the Company’s strategic and operational risks. Further, throughout the year, the Board reviews, considers and discusses with management the risks that may be material to the Company, including those disclosed in the Company’s quarterly and annual reports filed with the SEC. The goal of these processes is to achieve serious and thoughtful Board-level attention to the Company’s risk management process and system, the nature of the material risks faced by the Company, and the adequacy of the Company’s risk management process and system designed to respond to and mitigate these risks. While the Board recognizes that the risks which the Company faces are not static, and that it is not possible to mitigate all risk and uncertainty all of the time, the Board believes that the Company’s systematic and proactive approach to risk management provides the Board with the proper foundation and oversight perspective with respect to management of the material risks facing the Company.

Stockholder Communications with the Board of Directors.  The Board has provided a process for stockholders of the Company to send communications to the Board or to a particular director. Any stockholder who wishes to communicate with the Board or any particular director may do so by sending all such communications in writing, via United States mail, postage prepaid, to: Secretary, IVAX Diagnostics, Inc., 2140 North Miami Avenue, Miami, Florida 33127. Each stockholder writing should include a statement indicating that the sender is a stockholder of the Company and should specify whether the communication is directed to the full Board or to a particular director. Company personnel will review all properly sent stockholder communications and will forward the communication to the director or directors to whom it is intended, attempt to handle the inquiry directly if it relates to a routine or ministerial matter or not forward the communication if it is primarily commercial in nature or if it is determined to relate to an improper or irrelevant topic.

Code of Conduct and Ethics.  The Board has adopted a Code of Conduct and Ethics, which applies to all of the Company’s directors, officers and employees, and a code of ethics, also known as a Senior Financial Officer Code of Ethics, which applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct and Ethics and the Senior Financial Officer Code of Ethics are posted in the “Investor Relations” section of the Company’s Internet web site at www.ivaxdiagnostics.com. If the Company makes an amendment to, or grants a waiver with respect to, any provision of the Senior Financial Officer Code of Ethics, then the Company intends to disclose the nature of such amendment or waiver by posting it in the “Investor Relations” section of the Company’s Internet web site at www.ivaxdiagnostics.com or by other appropriate means as required or permitted under the applicable rules and regulations of the SEC and the NYSE Amex.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth certain summary information concerning compensation which, during the fiscal years ended December 31, 2009 and 2008, the Company paid or accrued to or on behalf of each individual serving or acting as the Company’s principal executive officer during the year ended December 31, 2009, and each of the two most highly compensated executive officers (other than the aforementioned individuals) serving as executive officers of the Company at the end of the year ended December 31, 2009 (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Charles R. Struby, Ph.D.,(1) Former President and Chief Executive Officer	2009	$234,932	$25,000	—	$30,000	—	—	—		$289,932
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A

Paul F. Kennedy,(2) Former President and Chief Executive Officer	2009	—	—	—	—	—	—	—		—
	2008	$83,334	—	—	—	—	—	$16,666		$100,000

Kevin D. Clark,(3) President, Chief Executive Officer and Chief Operating Officer	2009	$227,000	—	—	—	—	—	$35,796	(6)	$262,796
	2008	$227,000	—	—	$48,200	$146,833	—	—		$422,033

Mark S. Deutsch,(7) Former Chief Financial Officer	2009	$159,075	—	—	—	—	—	$21,108	(6)	$180,183
	2008	$151,500	—	—	$48,200	$109,083	—	—		$308,783

(1)	Dr. Struby was appointed President and Chief Executive Officer of the Company on January 23, 2009. Prior to that date, Dr. Struby was not employed by the Company and, accordingly, he did not receive any compensation from the Company during the year ended December 31, 2008. On March 27, 2009, Dr. Struby entered into an employment agreement with the Company. Effective September 3, 2010, Dr. Struby resigned as the Company’s President and Chief Executive Officer. See “Potential Payments upon Termination or Change-in-Control” below for a description of the material terms of Dr. Struby’s employment agreement.
(2)	Mr. Kennedy served as President, Chief Executive Officer and Chairman of the Board of the Company from September 23, 2008 until his resignation from such positions on January 23, 2009. Other than during that four-month period, Mr. Kennedy has not been employed by the Company. Accordingly, pursuant to the rules and regulations of the SEC, the compensation information set forth with respect to Mr. Kennedy includes only compensation paid or accrued by the Company to or on behalf of Mr. Kennedy for his services during that four-month period. In connection with his resignation as President, Chief Executive Officer and Chairman of the Board of the Company, the Company and Mr. Kennedy entered into a separation agreement and release on March 27, 2009, pursuant to which the Company agreed to pay Mr. Kennedy a one time lump-sum payment of $100,000, $83,334 of which related to base salary compensation for Mr. Kennedy’s services during the four-month period and the remaining $16,666 of which was consideration for Mr. Kennedy’s execution of the separation agreement and release. Because the Company accrued the entire amount of such payment during the year ended December 31, 2008, in accordance with the rules and regulations of the SEC, all $100,000 of such payment is reported in the table above as compensation paid to Mr. Kennedy during the year ended December 31, 2008, notwithstanding the fact that a portion of such amount was related to his service as President, Chief Executive Officer and Chairman of the Board of the Company from January 1, 2009 through January 23, 2009. The terms of Mr. Kennedy’s separation agreement and release with the Company are described in further detail below under “Potential Payments upon Termination or

Change-in-Control.” Mr. Kennedy continued to serve as a member of the Board until his resignation from the Board on September 1, 2010. During 2009, Mr. Kennedy was paid an annual cash retainer of $20,000 for his service on the Board of Directors. As such payment was made to Mr. Kennedy in consideration for his services as a director of the Company and not as an officer or employee of the Company, such amount is not included in the table above but rather is included in the “Director Compensation — 2009” table below.
(3)	Throughout the fiscal years ended December 31, 2008 and 2009, Mr. Clark served as Chief Operating Officer of the Company and Chief Operating Officer of ImmunoVision. In addition, Mr. Clark served as acting Chief Executive Officer of the Company from January 10, 2008 through September 22, 2008. Accordingly, pursuant to the rules and regulations of the SEC, the compensation information set forth with respect to Mr. Clark includes (a) for the period from January 1, 2008 through January 9, 2008 and the period from September 23, 2008 through December 31, 2009, compensation paid or accrued by the Company to or on behalf of Mr. Clark for his services as Chief Operating Officer of the Company and as Chief Operating Officer of ImmunoVision and (b) for the period from January 10, 2008 through September 22, 2008, compensation paid or accrued by the Company to or on behalf of Mr. Clark for his services as acting Chief Executive Officer of the Company, Chief Operating Officer of the Company and Chief Operating Officer of ImmunoVision. Effective September 3, 2010, Mr. Clark was appointed to serve as President and Chief Executive Officer of the Company (in addition to Chief Operating Officer of the Company and Chief Operating Officer of ImmunoVision). Mr. Clark is a party to an employment agreement with the Company, dated March 27, 2009 and amended on August 31, 2010 and September 3, 2010. The terms of Mr. Clark’s employment agreement and each amendment thereto are described under “Potential Payments upon Termination or Change-in-Control” below.
(4)	On December 16, 2009, the SEC amended certain of its executive compensation and corporate governance disclosure rules. In relevant part, the amendment requires disclosure of the aggregate grant date fair value of option awards calculated in accordance with Codification Topic 718, Compensation — Stock Compensation, rather than the dollar amount recognized for financial statement purposes for the fiscal year, as previously required. In accordance with the amendment, this table includes the aggregate grant date fair value of option awards granted during the year ended December 31, 2009, as well as of option awards granted during the year ended December 31, 2008 (which, as required by the amendment, have been adjusted from previously reported amounts). Assumptions used in the calculation of these amounts are included in Note 10, Shareholders’ Equity, to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
(5)	The amounts for 2008 are comprised of payments made under a retention bonus plan to Mr. Clark in the amount of $113,500 and Mr. Deutsch in the amount of $75,750 in connection with the September 2, 2008 acquisition by the Debregeas-Kennedy Group of approximately 72.3% of the issued and outstanding shares of the Company’s Common Stock from Teva Pharmaceutical Industries Limited, as well as a $33,333 payment made to each of Messrs. Clark and Deutsch under the Company’s executive officer incentive plan for the year ended December 31, 2008 upon the achievement of pre-established operating income goals. The Company did not adopt an executive officer incentive plan or similar plan for the year ended December 31, 2009.
(6)	The amounts for 2009 are comprised of payments made to Messrs. Clark and Deutsch for unused, accumulated vacation days for which they had not been previously compensated for years prior to and including 2009.
(7)	On May 3, 2010, the Company and Mr. Deutsch entered into a letter agreement pursuant to which Mr. Deutsch’s employment with the Company ceased, effective May 21, 2010. The letter agreement between the Company and Mr. Deutsch is described below under “Potential Payments upon Termination or Change-in-Control.”

Outstanding Equity Awards at Fiscal Year-End — 2009

The following table sets forth certain information regarding equity-based awards held by the Named Executive Officers as of December 31, 2009.

	Option Awards
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Charles R. Struby, Ph.D.	100,000	—		—	$0.37	3/26/19	(1)
Paul F. Kennedy	—	—		—	—	—
Kevin D. Clark	50,000	—		—	$0.65	9/22/18
	—	50,000	(2)	—	$1.20	9/22/18
Mark S. Deutsch	5,116	—		—	$7.12	3/17/11
	10,000	—		—	$4.35	7/13/15
	50,000	—		—	$0.65	9/22/18
	—	50,000	(2)	—	$1.20	9/22/18

(1)	As of December 31, 2009, these options were scheduled to expire on March 26, 2019; however, in connection with Dr. Struby’s resignation as the Company’s President and Chief Executive Officer, effective September 3, 2010, these options will now expire on September 3, 2011 in accordance with the terms of the award agreement under which the options were granted.
(2)	These options vested on March 23, 2010, but they are included as unexercisable options because they were not exercisable as of December 31, 2009. As a result of their vesting on March 23, 2010, these options are currently exercisable.

Potential Payments upon Termination or Change-in-Control

Employment Agreement with Charles R. Struby, Ph.D.  On March 27, 2009, the Company entered into an employment agreement with Charles R. Struby, Ph.D. to serve as President and Chief Executive Officer of the Company. Dr. Struby’s employment agreement had an initial term of three years and provided for automatic one-year renewal periods unless either Dr. Struby or the Company exercised the option to allow the employment agreement to expire at the end of the then-current term. Under the employment agreement, Dr. Struby was paid an initial annual base salary of $250,000, and the Company agreed to review Dr. Struby’s base salary at least annually. At the time of Dr. Struby’s resignation, as described below, Dr. Struby’s annual base salary was $250,000. In addition, under the terms and condition of the employment agreement, Dr. Struby received a signing bonus of $25,000 and options to purchase 100,000 shares of the Company’s Common Stock under the Company’s 1999 Performance Equity Plan at an exercise price of $0.37 per share, which equaled the closing price of the Company’s Common Stock on the NYSE Amex on March 27, 2009. These options fully vested as of March 27, 2009 and had an expiration date of March 26, 2019. The employment agreement also provided that Dr. Struby was eligible to receive, among other things, an annual cash bonus upon the achievement of financial performance targets under any annual cash incentive program in effect from time to time or otherwise in the discretion of the Board or the Compensation Committee. Dr. Struby did not receive an annual cash bonus for his services as Chief Executive Officer and President during 2009. In addition, under the employment agreement, the Company was required to reimburse Dr. Struby for certain enumerated expenses related to the relocation of his primary residence to Palm Beach, Broward, Miami-Dade or Monroe County, Florida, up to an aggregate of $100,000, and the Company was required to reimburse him for other business expenses in accordance with the Company’s policies and procedures for expense reimbursement. The employment agreement provided that, upon the termination of the employment agreement by the Company with “Cause” (as defined in the employment agreement) or upon Dr. Struby’s resignation other than for “Good Reason” (as defined in the employment agreement), Dr. Struby would be entitled to receive all base salary compensation which had been fully earned but not yet paid to him, and all of Dr. Struby’s unvested equity-based awards would be forfeited. Upon the expiration of the employment agreement as a result of either the Company’s or Dr. Struby’s election to allow the employment agreement to expire at the end of the then-current term, the employment agreement provided that Dr. Struby would be entitled to receive or be reimbursed for, as the case may be, all base salary and annual cash bonus compensation which had been fully earned but not yet paid to him and all relocation and business expenses incurred by him which had not yet been reimbursed (such compensation, collectively, the “Struby Accrued Compensation”). The employment agreement further provided that, upon the termination of the employmentagreement by the Company without “Cause” or as a result of Dr. Struby’s “Disability” (as defined in the employment agreement) or death, or upon Dr. Struby’s resignation for “Good Reason,” including, without limitation, as a result of a “Change in Control” (as defined in the employment agreement) during the initial three-year term of the employment agreement, Dr. Struby or his estate, as the case may be, would be entitled to receive the Struby Accrued Compensation and a one-time lump sum payment in an amount equal to Dr. Struby’s then-current base salary. In addition, in the event the Company terminated the employment agreement without “Cause,” the employment agreement was terminated as a result of Dr. Struby’s “Disability” or Dr. Struby resigned for “Good Reason,” including, without limitation, as a result of a “Change in Control” during the initial three-year term of the employment agreement, the Company agreed that it would, at its sole expense, maintain in full force and effect for a period of twelve months for the continued benefit of Dr. Struby and his spouse and dependents all welfare benefit plans and programs, including, without limitation, medical, dental, disability and accidental death and dismemberment plans and programs, in which Dr. Struby or his spouse or dependents were participating, and the Company, at its sole expense, would continue Dr. Struby’s and his spouse’s and dependents’ medical coverage for a period ending upon the earlier of the one year anniversary of the termination of the employment agreement and such time as Dr. Struby became covered by another employer group health plan or by Medicare. The employment agreement also included non-disclosure, non-solicitation, anti-raiding and non-disparagement covenants by Dr. Struby.

On September 1, 2010, Dr. Struby provided written notice to the Company of his intention to resign as the President and Chief Executive Officer of the Company, effective September 3, 2010, for “Good Reason” as a result of the Share Acquisition having constituted a “Change in Control.”

Employment Agreement with Kevin D. Clark.  On March 27, 2009, the Company entered into an employment agreement with Kevin D. Clark to serve as Chief Operating Officer of the Company. The employment agreement has an initial term of three years and will automatically renew for successive one year periods unless either Mr. Clark or the Company exercises the option to allow the employment agreement to expire at the end of the then-current term. Under the employment agreement, Mr. Clark will be paid an initial annual base salary of $227,000, and the Company will review Mr. Clark’s base salary at least annually. Mr. Clark’s current annual base salary is $227,000. The employment agreement also provides that Mr. Clark will be eligible to receive, among other things, equity compensation under the Company’s equity compensation plans and an annual cash bonus upon the achievement of financial performance targets under any annual cash incentive program in effect from time to time or otherwise in the discretion of the Board of Directors or the Compensation Committee. Mr. Clark did not receive an annual cash bonus for his services as Chief Operating Officer during 2009. In addition, under the employment agreement, the Company is required to reimburse Mr. Clark for business expenses incurred by him in accordance with the Company’s policies and procedures for expense reimbursement. Upon the termination of the employment agreement by the Company with “Cause” (as defined in the employment agreement) or upon Mr. Clark’s resignation other than for “Good Reason” (as defined in the employment agreement), Mr. Clark will be entitled to receive all base salary compensation which has been fully earned but has not yet been paid to him, and all of Mr. Clark’s unvested equity-based awards will be forfeited. Upon the expiration of the employment agreement as a result of either the Company’s or Mr. Clark’s election to allow the employment agreement to expire at the end of the then-current term, Mr. Clark will be entitled to receive or be reimbursed for, as the case may be, all base salary and annual cash bonus compensation which has been fully earned but has not yet been paid to him and all business expenses incurred by him which has not yet been reimbursed (such compensation, collectively, the “Clark Accrued Compensation”). Upon the termination of the employment agreement by the Company without “Cause” or as a result of Mr. Clark’s “Disability” (as defined in the employment agreement) or death, or upon Mr. Clark’s resignation for “Good Reason,” including, without limitation, as a result of a“Change in Control” (as defined in the employment agreement) during the initial three-year term of the employment agreement, Mr. Clark or his estate, as the case may be, will be entitled to receive the Clark Accrued Compensation and a one-time lump sum payment in an amount equal to Mr. Clark’s then-current base salary. In addition, in the event the Company terminates the employment agreement without “Cause,” the employment agreement is terminated as a result of Mr. Clark’s “Disability” or Mr. Clark resigns for “Good Reason,” including, without limitation, as a result of a “Change in Control” during the initial three-year term of the employment agreement, the Company, at its sole expense, will maintain in full force and effect for the continued benefit of Mr. Clark and his spouse and dependents for a period of twelve months all welfare benefit plans and programs, including, without limitation, medical, dental, disability and accidental death and dismemberment plans and programs, in which Mr. Clark or his spouse or dependents were participating, and the Company, at its sole expense, will continue Mr. Clark’s and his spouse’s and dependents’ medical coverage for a period ending upon the earlier of the one year anniversary of the termination of the employment agreement and such time as Mr. Clark becomes covered by another employer group health plan or by Medicare. The employment agreement also includes non-disclosure, non-solicitation, anti-raiding and non-disparagement covenants by Mr. Clark.

On August 31, 2010, Mr. Clark’s employment agreement was amended to waive his right to terminate his employment for “Good Reason” in connection with the Share Acquisition and to receive the above-described severance compensation in connection therewith.

Effective September 3, 2010, Mr. Clark was appointed to serve as President and Chief Executive Officer of the Company and his employment agreement was amended solely to reflect his new positions with the Company without any other alterations to the terms and conditions, including the compensation terms, of his employment. Mr. Clark also continues to serve as Chief Operating Officer of the Company.

Separation Agreement and Release with Paul F. Kennedy.  In connection with Paul F. Kennedy’s resignation as President, Chief Executive Officer and Chairman of the Board of the Company on January 23, 2009, the Company and Mr. Kennedy entered into a separation agreement and release on March 27, 2009, pursuant to which the Company paid Mr. Kennedy a one time lump-sum payment of $100,000, $83,334 of which related to base salary compensation for Mr. Kennedy’s services as President, Chief Executive Officer and Chairman of

the Board of the Company during the four-month period commencing on September 23, 2008, the date on which he was appointed to such positions, and ending on January 23, 2009, the date on which he resigned from such positions, and the remaining $16,666 of which was consideration for Mr. Kennedy’s execution of the separation agreement and release. The Company’s obligation to make such one time lump-sum payment to Mr. Kennedy was conditioned upon, among other things, Mr. Kennedy selling at least 1.5 million shares of the Company’s Common Stock to Patrice R. Debregeas and/or Mr. Debregeas’ affiliates. In addition to the $100,000 one time lump-sum payment, under the terms and conditions of the separation agreement and release, the Company also reimbursed Mr. Kennedy for approximately $22,000 of expenses incurred by Mr. Kennedy in connection with his service as President, Chief Executive Officer and Chairman of the Board of the Company. The separation agreement and release also contains a mutual release by and between the Company and Mr. Kennedy. The separation agreement and release had no impact on Mr. Kennedy’s service as a member of the Board.

Letter Agreement with Mark S. Deutsch.  On May 3, 2010, the Company and Mark S. Deutsch, the Company’s then-serving Chief Financial Officer, entered into a letter agreement pursuant to which Mr. Deutsch’s employment with the Company ceased, effective May 21, 2010. Under the terms and conditions of the letter agreement, the Company agreed to pay Mr. Deutsch a separation payment in an amount equal to his then-current annual base salary. This separation payment will be paid in regular bi-weekly installments until September 22, 2010, at which time the remaining amount of the separation payment will be paid to Mr. Deutsch in one lump-sum payment. The letter agreement further provides that all options to purchase shares of the Company’s Common Stock previously granted to, and currently held by, Mr. Deutsch will remain in full force and effect until the earlier of their exercise in full or their respective expiration dates, notwithstanding any contrary provisions contained in the Company’s equity incentive plans pursuant to which such options were granted or agreements between the Company and Mr. Deutsch with respect to such options. In addition, the Company has agreed to pay for Mr. Deutsch’s health insurance under COBRA until May 21, 2011. The letter agreement also includes a release by Mr. Deutsch in favor of the Company, as well as a non-disparagement covenant by Mr. Deutsch.

COMPENSATION OF DIRECTORS

The Compensation Committee recommends director compensation to the Board, and the Board approves director compensation, based on factors it considers appropriate, market conditions and trends and the recommendations of management.

In accordance with the Company’s practice of compensating directors who are deemed to be “independent” under the NYSE Amex rules relating to the independence of directors for their service on the Board, Audit Committee and Compensation Committee, on June 15, 2009, (i) each of the Company’s directors who was deemed to be “independent” under the NYSE Amex rules relating to the independence of directors was granted, in consideration for his service on the Board, an annual cash retainer of $20,000, payable in four equal quarterly installments, (ii) each member of the Audit Committee was granted, in consideration for his service on such committee, an annual cash retainer of $7,500, payable in four equal quarterly installments, (iii) each member of the Compensation Committee was granted, in consideration for his service on such committee, an annual cash retainer of $5,000, payable in four equal quarterly installments, and (iv) each of the Company’s directors who was deemed to be “independent” under the NYSE Amex rules relating to the independence of directors was awarded a grant of options to purchase 25,000 shares of the Company’s Common Stock under the Company’s 2009 Equity Incentive Plan with an exercise price of $0.47 per share, which was the closing price of the Company’s Common Stock on the NYSE Amex on the grant date, and which fully vested immediately upon grant.

Historically, directors who were not deemed to be “independent” under the NYSE Amex rules relating to the independence of directors, including directors who were employed by the Company, Teva Pharmaceutical Industries Limited or Teva North America, did not receive any compensation for their service on the Board, Audit Committee or Compensation Committee. On January 23, 2009, however, the Compensation Committee recommended, and the Board approved, an annual cash retainer of $20,000 to be paid in four equal quarterly installments to each of Patrice R. Debregeas and Paul F. Kennedy, neither of whom were employed by the Company, for their service on the Board, notwithstanding the fact that neither Mr. Debregeas nor Mr. Kennedy was an “independent” director under the NYSE Amex rules relating to the independence of directors.

Director Compensation — 2009

The following table sets forth certain information regarding the compensation paid to the Company’s directors for their service during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Jerry C. Benjamin	$27,500	—	$9,500	—	—	—		$37,000
Patrice R. Debregeas	$20,000	—	—	—	—	—		$20,000
John B. Harley, M.D., Ph.D.	$25,000	—	$9,500	—	—	$39,000	(2)	$73,500
Paul F. Kennedy	$20,000	—	—	—	—	—		$20,000
Laurent Le Portz	$32,500	—	$9,500	—	—	—		$42,000
Lawrence G. Meyer	$28,750	—	$9,500	—	—	$119,000	(3)	$157,250

(1)	Represents the aggregate grant date fair value of option awards calculated in accordance with Codification Topic 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 10, Shareholders’ Equity, to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The table below sets forth, as of December 31, 2009, the aggregate number of stock options held by each of the Company’s then-serving directors:

Name	Stock Options
Jerry C. Benjamin	50,000
Patrice R. Debregeas	—
John B. Harley, M.D., Ph.D.	140,000
Paul F. Kennedy	—
Laurent Le Portz	50,000
Lawrence G. Meyer	50,000
(2)	Represents the aggregate dollar amount earned by Dr. Harley during 2009 under that certain oral consulting agreement between Dr. Harley and ImmunoVision, pursuant to which Dr. Harley was paid $2,000 per month through July 2009, and is being paid $5,000 per month thereafter, to provide ImmunoVision with technical guidance and business assistance on an as-needed basis.
(3)	Represents the aggregate dollar amount earned by Mr. Meyer during 2009 in consideration for his provision of certain legal services which he provided to the Company during the year on an as-needed basis.

On June 10, 2010, the Board and the Compensation Committee approved the continuance of the Company’s director compensation policies, as described in the preceding two paragraphs. Accordingly, on June 10, 2010, (i) each of the Company’s directors who was deemed to be “independent” under the NYSE Amex rules relating to the independence of directors was granted, in consideration for his service on the Board, an annual cash retainer of $20,000, payable in four equal quarterly installments, (ii) each member of the Audit Committee was granted, in consideration for his service on such committee, an annual cash retainer of $7,500, payable in four equal quarterly installments, (iii) each member of the Compensation Committee was granted, in consideration for his service on such committee, an annual cash retainer of $5,000, payable in four equal quarterly installments, (iv) each of the Company’s directors who was deemed to be “independent” under the NYSE Amex rules relating to the independence of directors was awarded a grant of options to purchase 25,000 shares of the Company’s Common Stock under the Company’s 2009 Equity Incentive Plan with an exercise price of $0.53 per share, which was the closing price of the Company’s Common Stock on the NYSE Amex on the grant date, and which fully vested immediately upon grant, and (v) each of Messrs. Debregeas and Kennedy received an annual cash retainer of $20,000, payable in four equal quarterly installments.

In connection with their appointment to the Board on September 1, 2010, Suresh Vazirani and Kris Dudani informed the Board and the Compensation Committee that they did not currently desire to be compensated for their service on the Board and its committees. Neither of Messrs. Vazirani and Dudani is “independent” under the NYSE Amex rules relating to the independence of directors, however neither of them is employed by the Company. Accordingly, under the Corporation’s recent director compensation practice, each of them would otherwise have been entitled to receive an annual cash retainer of $20,000, payable in four equal quarterly installments. In addition, Philippe Gadal and David M. Templeton have agreed to defer any compensation to be paid to them as “independent” directors under the NYSE Amex rules for their service on the Board and its committees until the Compensation Committee and the Board fully review and make a determination with respect to the Company’s director compensation policy on a going-forward basis.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and 10% stockholders to file initial reports of ownership and reports of changes in ownership of the Company’s Common Stock and other equity securities with the SEC and the NYSE Amex. The Company’s directors, executive officers and 10% stockholders are required to furnish the Company with copies of all Section 16(a) reports they file. Based on a review of the copies of such reports furnished to the Company and written representations from the Company’s directors and executive officers that no other reports were required, the Company believes that its directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements applicable to them for the fiscal year ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates, as of September 10, 2010, information about the beneficial ownership of the Company’s Common Stock by (1) each director as of September 10, 2010, (2) each Named Executive Officer, (3) all directors and executive officers as of September 10, 2010 as a group and (4) each person who the Company knows beneficially owns more than 5% of the Company’s Common Stock. All such shares were owned directly with sole voting and investment power unless otherwise indicated.

Name	Shares (#)(1)		Percent of Class (%)
ERBA Diagnostics Mannheim GmbH(2) Mallaustr 69-73 Mannheim, Germany 68219	20,034,713		72.5%
Transasia Bio-medicals Ltd.(2) Transasia House 8 Chandivali Studio Road Mumbai, India 400072	20,034,713		72.5%
Suresh Vazirani(2) Transasia House 8 Chandivali Studio Road Mumbai, India 400072	20,034,713		72.5%
Kishore “Kris” Dudani(2) Transasia House 8 Chandivali Studio Road Mumbai, India 400072	20,034,713		72.5%
Charles R. Struby, Ph.D.(3)	100,000	(4)	*
Kevin D. Clark	213,750	(5)	*
Mark S. Deutsch(6)	133,116	(7)	*
Philippe Gadal, Ph.D.	0		0%
Jerry C. Benjamin	75,000	(8)	*
John B. Harley, M.D., Ph.D.	165,000	(9)	*
Laurent Le Portz	75,000	(10)	*
All directors and executive officers as of September 10, 2010 as a group (9 persons)	20,898,179	(11)	73.6%

*	Represents beneficial ownership of less than 1%.
(1)	For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Exchange Act.
(2)	Includes 20,026,313 shares of the Company’s Common Stock owned directly by ERBA and 8,400 shares of the Company’s Common Stock owned directly by Erba Lachema s.r.o. On September 2, 2010, ERBA, Transasia, Erba Lachema s.r.o. and Messrs. Vazirani and Dudani filed a Schedule 13D as a “group,” as such term is used in Section 13(d) of the Exchange Act. As set forth in the Schedule 13D, each of ERBA, Transasia and Messrs. Vazirani and Dudani may be deemed to have an aggregate beneficial ownership of 20,034,713, or 72.5%, of the issued and outstanding shares of the Company’s Common

Stock; provided, however, that each of Messrs. Vazarani and Dudani disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Erba Lachema s.r.o. may only be deemed to be the beneficial owner of the 8,400 shares of the Company’s Common Stock that it owns directly.
(3)	Effective September 3, 2010, Dr. Struby resigned as President and Chief Executive Officer of the Company. However, the shares of the Company’s Common Stock beneficially owned by Dr. Struby are included in this table because he was a Named Executive Officer during 2009.
(4)	Includes options to purchase 100,000 shares of the Company’s Common Stock granted to Dr. Struby.
(5)	Includes options to purchase 100,000 shares of the Company’s Common Stock granted to Mr. Clark and 92,850 shares of the Company’s Common Stock owned by Mr. Clark through the Company’s 401(k) Plan.
(6)	Effective May 21, 2010, Mr. Deutsch’s employment with the Company ceased. However, the shares of the Company’s Common Stock beneficially owned by Mr. Deutsch are included in this table because he was a Named Executive Officer during 2009.
(7)	Includes options to purchase 115,116 shares of the Company’s Common Stock granted to Mr. Deutsch.
(8)	Includes options to purchase 75,000 shares of the Company’s Common Stock granted to Mr. Benjamin.
(9)	Includes options to purchase 165,000 shares of the Company’s Common Stock granted to Dr. Harley.
(10)	Includes options to purchase 75,000 shares of the Company’s Common Stock granted to Mr. Le Portz.
(11)	Includes options to purchase 75,000 shares of the Company’s Common Stock granted to Steven E. Lufkin, who was appointed General Manager of the Company during January 2010, and options to purchase 50,000 shares of the Company’s Common Stock granted to Arthur R. Levine, who was appointed Vice President — Finance of the Company during April 2010 and promoted to serve as Chief Financial Officer of the Company during August 2010. Also includes options to purchase 75,000 shares of the Company’s Common Stock owned by each of Messrs. Benjamin and Le Portz because they continued to serve as members of the Board as of September 10, 2010 and their resignations from the Board will not become effective until the Resignation and Appointment Date. Does not include the options to purchase 100,000 shares of the Company’s Common Stock owned by Dr. Struby because of his resignation as President and Chief Executive Officer, effective September 3, 2010. Also does not include the 133,116 shares of the Company’s Common Stock (including the options to purchase 100,000 shares of the Company’s Common Stock) beneficially owned by Mr. Deutsch because his employment with the Company ceased, effective May 21, 2010. Based on information currently available to it, the Company does not believe that Mr. Templeton, whose appointment to the Board will become effective on the Resignation and Appointment Date, owned any shares of the Company’s Common Stock as of September 10, 2010.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. No vote or other action is being requested of the Company’s stockholders.

BY ORDER OF THE BOARD OF DIRECTORS

Suresh Vazirani, Chairman

September 16, 2010